UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Axcelis Technologies, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

054540109
(CUSIP Number)

ERIC SINGER
VERTEX CAPITAL ADVISORS, LLC
825 Third Avenue, 33rd Floor
New York, New York 10022

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Vertex Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 967,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 967,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Vertex Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,501,959
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,501,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,501,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Vertex GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 967,709
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 967,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 967,709
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Vertex Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,501,959
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,501,959
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,501,959
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Vertex Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,469,668
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,469,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,469,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 7,469,668
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 7,469,668
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,469,668
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Edward H. Braun
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 90,000*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 90,000*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 80,000 shares underlying stock options that are currently exercisable.

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Stephen L. Domenik
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Richard J. Faubert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON John T. Kurtzweil
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 054540109

1	NAME OF REPORTING PERSON Peter J. Simone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 054540109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the “Amendment No.2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the Agreement defined and described in Item 4 below, Messrs. Braun, Domenik, Faubert, Kurtzweil, and Simone are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 2.  The remaining Reporting Persons will continue filing as a group statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares beneficially owned by each of Vertex Opportunities and VSO II were purchased with working capital in open market purchases, except as otherwise noted, including certain Shares which were acquired as a result of a capital contribution, as set forth in Schedule A to the Schedule 13D.  The aggregate purchase price of the 967,709 Shares beneficially owned by Vertex Opportunities is approximately $1,702,867, excluding brokerage commissions.  The aggregate price of the 6,501,959 Shares contributed to and beneficially owned by VSO II is approximately $12,878,054, excluding brokerage commissions.

The 10,000 Shares beneficially owned by Mr. Braun were purchased with personal funds in open market purchases.  The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Braun is approximately $15,678, excluding brokerage commissions.  The 80,000 Shares underlying stock options that are beneficially owned by Mr. Braun were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 5, 2015, Vertex Capital and certain of its affiliates (collectively, “Vertex”) entered into a Nomination and Standstill Agreement with the Issuer (the “Agreement”).  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Pursuant to the terms of the Agreement, the Issuer agreed, among other things: (i) to nominate and solicit proxies for the election of Richard J. Faubert and John T. Kurtzweil (collectively, the “New 2015 Nominees”), to the Board of Directors of the Issuer (the “Board”) at the 2015 annual meeting of stockholders of the Issuer (the “2015 Annual Meeting”); (ii) to appoint each of the New 2015 Nominees as an observer to the Board until the 2015 Annual Meeting; (iii) to appoint each of the New 2015 Nominees to at least one committee of the Board at the first meeting of the Board following the election of the New 2015 Nominees to the Board;  and (iv) to use its reasonable best efforts to hold the 2015 Annual Meeting no later than May 13, 2015.  If either of the New 2015 Nominees is unable to serve as a director during the Standstill Period (as defined in the Agreement) and at such time Vertex beneficially owns in the aggregate at least 3.0% of the Issuer’s then outstanding Shares, then Vertex can recommend substitute person(s) who meet certain independence and experience criteria for approval by the Nominating and Governance Committee of the Board and appointment by the Board within five (5) business days after such committee’s approval.

CUSIP NO. 054540109

Pursuant to the terms of the Agreement, Vertex agreed, among other things: (i) to withdraw its nomination letter submitted to the Issuer nominating six (6) candidates for election to the Board at the 2015 Annual Meeting and any and all materials in connection therewith; (ii) not to nominate any person for election at the 2015 Annual Meeting; (ii) not to submit any proposal for consideration at, or bring any other business before, the 2015 Annual Meeting; (iii) not to initiate, encourage or participate in any “withhold” or similar campaign with respect to the 2015 Annual Meeting; and (iv) to appear in person or by proxy at the 2015 Annual Meeting and vote all Shares beneficially owned by it in favor of the election of the Issuer’s nominees to the Board and in accordance with the Board’s recommendation with respect to the Issuer’s “say-on-pay” proposal, the proposal to amend the 2012 Equity Incentive Plan and the proposal to ratify the appointment of the Issuer’s registered public accounting firm unless, as it relates solely to the “say-on-pay” or 2012 Equity Incentive Plan proposals, Institutional Shareholder Services Inc. recommends otherwise.

In addition, Vertex agreed to certain customary standstill provisions, effective as of the date of the Agreement through the earlier of (a) fifteen (15) business days prior to the deadline for the submission of stockholder nominations for the 2016 annual meeting of stockholders and (b) one-hundred (100) days prior to the first anniversary of the 2015 Annual Meeting.  The standstill provisions generally restrict Vertex’s ability to engage in certain proxy solicitations, make certain stockholder proposals, call meetings of stockholders or solicit consents from stockholders, obtain additional representation on the Board and seek to remove any of the Issuer’s directors.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 112, 615,790 Shares outstanding, which is the total number of Shares outstanding as of December 31, 2014, as reported in the Issuer’s Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on March 3, 2015.

A.	Vertex Opportunities

(a)	As of the close of business on March 5, 2015, Vertex Opportunities beneficially owned 967,709 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 967,709
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 967,709

(c)	The transactions in the Shares by Vertex Opportunities since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 054540109

B.	VSO II

(a)	As of the close of business on March 5, 2015, VSO II beneficially owned 6,501,959 Shares.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 6,501,959
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 6,501,959

(c)	The transactions in the Shares by VSO II since the filing of Amendment No.1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Vertex GP

(a)	Vertex GP, as the general partner of Vertex Opportunities, may be deemed the beneficial owner of the 967,709 shares owned by Vertex Opportunities.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 967,709
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 967,709

(c)
Vertex GP has not entered into any transactions in the Shares since the filing of Amendment No.1 to the Schedule 13D.  The transactions in the Shares on behalf of Vertex Opportunities since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 6,501,959 shares owned by VSO II.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 6,501,959
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 6,501,959

(c)
VSO GP II has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of VSO II since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 054540109

E.	Vertex Capital

(a)
Vertex Capital, as the investment manager of Vertex Opportunities and VSO II, may be deemed the beneficial owner of the (i) 967,709 Shares owned by Vertex Opportunities and (ii) 6,501,959 Shares owned by VSO II.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 7,469,668
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 7,469,668

(c)
Vertex Capital has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of each of Vertex Opportunities and VSO II, since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

F.	Eric Singer

(a)
Mr. Singer, as the managing member of Vertex GP, VSO GP II and Vertex Capital, may be deemed the beneficial owner of the (i) 967,709 Shares owned by Vertex Opportunities and (ii) 6,501,959 Shares owned by VSO II.

Percentage: Approximately 6.6%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 7,469,668
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 7,469,668

(c)
Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.  The transactions in the Shares on behalf of each of Vertex Opportunities and VSO II, since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.	Edward H. Braun

(a)
As of the close of business on March 5, 2015, Mr. Braun beneficially owned 10,000 Shares and may be deemed to beneficially own an additional 40,000 Shares underlying stock options that are currently exercisable at a purchase price of $1.60 per Share and 40,000 Shares underlying stock options that are currently exercisable at a purchase price of $2.74 per Share.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: 90,000
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: 90,000

(c)	Mr. Braun has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

CUSIP NO. 054540109

H.	Stephen L. Domenik, Richard J. Faubert, John T. Kurtzweil, and Peter J. Simone

(a)	As of the close of business on March 5, 2015, Messrs. Domenik, Faubert, Kurtzweil, and Simone did not own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: -0-
2. Shared power to vote or direct vote: -0-
3. Sole power to dispose or direct the disposition: -0-
4. Shared power to dispose or direct the disposition: -0-

(c)	Messrs. Domenik, Faubert, Kurtzweil, and Simone have not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 5, 2015, Vertex and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

On March 5, 2015, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons who will remain Reporting Persons subsequent to this Amendment No. 2 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.                    Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Settlement Agreement by and among Vertex Opportunities Fund, LP, Vertex GP, LLC, Vertex Special Opportunities Fund II, LP, Vertex Special Opportunities GP II, LLC, Vertex Capital Advisors, LLC, Eric Singer and Axcelis Technologies, Inc., dated March 5, 2015.

99.2
Joint Filing Agreement by and among Vertex Opportunities Fund, LP, Vertex GP, LLC, Vertex Special Opportunities Fund II, LP, Vertex Special Opportunities GP II, LLC, Vertex Capital Advisors, LLC, and Eric Singer, dated March 5, 2015.

CUSIP NO. 054540109

Signature Page to Amendment No. 2 to the Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 5, 2015

Vertex Opportunities Fund, LP

By:	Vertex GP, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities Fund II, LP

By:	Vertex Special Opportunities GP II, LLC General Partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

Vertex Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
ERIC SINGER, Individually and as Attorney-in-Fact for Edward H. Braun, Stephen L. Domenik, Richard J. Faubert, John T. Kurtzweil, and Peter J. Simone

CUSIP NO. 054540109

SCHEDULE A

Transactions in Securities of the Issuer Since the Filing of Amendment No. 1 to the Schedule 13D

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase / Sale

VERTEX OPPORTUNITIES FUND, LP

Sale of Common Stock	(2,951)	2.8307	02/25/2015
Sale of Common Stock	(1,286)	2.8501	02/25/2015
Sale of Common Stock	(3,445)	2.9200	02/26/2015
Sale of Common Stock	(5,850)	2.9158	02/26/2015

VERTEX SPECIAL OPPORTUNITIES FUND II, LP

Sale of Common Stock	(19,749)	2.8307	02/25/2015
Sale of Common Stock	(8,605)	2.8501	02/25/2015
Sale of Common Stock	(23,055)	2.9200	02/26/2015
Sale of Common Stock	(39,150)	2.9158	02/26/2015